HAWAIIAN HOLDINGS, INC.

September 4, 2007

VIA EDGAR AND FAX TRANSMISSION (202-722-9202)

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:	Hawaiian Holdings, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 16, 2007
File No. 001-31443

Dear Ms. Cvrkel:

Hawaiian Holdings, Inc. (the “Company”) today is electronically filing with the Securities and Exchange Commission this response to your letter dated August 21, 2007 with respect to your review of certain items in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.  The Staff’s comments from the August 21, 2007 letter are reproduced below in bold-faced text followed by the Company’s respective response.  A courtesy copy of the filing has been forwarded to Ms. Claire Erlanger via facsimile transmission at the number listed above.  References herein to “Hawaiian” refer to Hawaiian Airlines, Inc., a wholly owned subsidiary of the Company.

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis

-Contractual Obligations, page 46

1.            We note from your response to our prior comment 2 that the amount of rent escalation that is contingent in nature was not significant and that you will expand the note to include a statement that contingent payments have historically been and are expected to be insignificant in future periods.  However, we believe that because these payments are contingent in nature, you should also expand that note to describe the nature of the contingent payments (i.e. escalation of rents, etc.) including how such payments are determined under your lease agreements.  Please revise future filings accordingly.

The Company will revise future filings to describe any contingent rent payments potentially due under our  lease agreements in the notes to the Contractual Obligations table beginning with our Annual Report on Form 10-K for the year ending December 31, 2007.

Consolidated Statements of Operations, page 58

2.            We note from your response to our prior comment 3 that the capitalized interest amount represents actual interest incurred on your outstanding debt related to the acquisition of four aircraft.  However, we do not believe that your response adequately explains why the amount is presented as income on the statement of operations.  As previously requested, please explain to us why you believe it is appropriate to recognize the amount of capitalized interest as non operating income on the face of the statement of operations.  If you have grossed up interest costs incurred under the interest expense caption on the statement of operations and are presenting an offsetting amount for the interest capitalized, please explain that to us and disclose this accounting treatment in future filings.  Also, we note that beginning June 2007 you are no longer capitalizing interest on acquired aircraft.  Please note that we believe you should continue to include an accounting policy describing the recognition and measurement of capitalized interest in the notes to the financial statements in all future filings which include a period in which you have capitalized interest.  Please confirm that you will revise future filings accordingly.

Capitalized interest of $3.8 million recorded for the year ended December 31, 2006 was significant enough to separately identify in the statement of operations, under a caption within Nonoperating Income (Expense) on a gross basis, separate from actual interest expense incurred, as specified by FASB Statement No. 34, Capitalization of  Interest . However, the Company will revise future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2007, to include an accounting policy describing the recognition and measurement of capitalized interest in the notes to the financial statements, and to clarify the nature of the gross presentation.  We will retain the accounting policy disclosure in all future filings that include capitalized interest as a separate caption within Nonoperating Income (Expense).

Notes to the Financial Statements

General

3.            We note from your response to our prior comment 5 that the allowance for doubtful accounts is not material and if it becomes material or significant in future periods, then you will include the requested disclosure in the notes to the financial statements.  However, because the balance of accounts receivable is significant, we believe that disclosure should be included as to how you analyze the balance in assessing the need for an allowance for doubtful accounts.  As previously requested, please revise future fillings to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, your policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms).  See paragraphs 13a-c of SOP 01-6.

The Company will include a description of its accounting policies and methodology used to evaluate the recoverability of our accounts receivable and the need for an allowance for doubtful accounts, beginning with our Annual Report on Form 10-K for the year ending December 31, 2007.

Note 6.  Debt and Common Stock Warrant, page 76

4.            We note from your response to our prior comment 8 that you accounted for the issuance of the Term B warrants in accordance with APB No. 14 and the portion of the proceeds allocable to the warrants were recorded as additional paid-in capital, and the allocation between the debt and the warrants was based on the relative fair values of the two securities at time of issuance.  However, we do not believe that your response adequately addresses our previous comment.  Please tell us and disclose in the notes to the financial statements in future filings, how you determined the fair values of the warrants.  Also, please confirm that in future filings, you will disclose how you accounted for the issuance of the warrants in the notes to the financial statements.  Additionally, for any future filings that include periods with warrant activity, please confirm that you will include a table showing the activity of the outstanding warrants during each period for which a balance sheet is presented.  See Rule 4-08(i) of Regulation SX.

The Company determined the fair value of the Term B Warrants utilizing Black-Scholes-Merton option-pricing models.  The option-pricing models used in the valuation of the warrants included the following assumptions: a risk-free interest rate based on the U.S. Treasury yield curve in effect for the expected three-year life of the warrants; a dividend yield of zero as the Company has never paid nor intends to pay dividends on its common stock; and a stock volatility factor based on a peer comparison group for a period of time approximating the three year term of the warrants, which resulted in an expected volatility of 47%.  The historic volatility of the Company’s common stock was not a reliable indicator of future volatility at the time of issuance due to Hawaiian’s bankruptcy, as well as the thin liquidity of our common stock during that period.   The resulting $6.3 million warrant fair value was accounted as additional paid in capital and a discount to the Term B Credit Facility amortized using the effective interest rate method to interest expense over the life of the note.

The Company will revise its future filings, beginning with the Annual Report on Form 10-K, to disclose how we accounted for the issuance of these warrants in the notes to the financial statements.  In addition, for any future filings that include periods with warrant activity, we will include a table showing the activity of the outstanding warrants during each period for which a balance sheet is presented.

Note 7.  Leases, page 79

5.            We note from your response to our prior comment 10 that you continue to believe the classification of the write-off of the favorable aircraft lease intangible asset is appropriate as a non-operating expense.  However, we continue to believe that because this amount relates to the write-off of an intangible asset, it should be classified as an operating expense.  As previously requested, please revise future filings accordingly.  See the analogous guidance in Note 68 of SAB 104 (Topic 13) and paragraph 25 of SFAS No. 144.

The Company will revise future filings, beginning with the Annual Report on Form 10-K, to reflect the write-off of lease-related intangible assets and unfavorable lease liabilities related to the terminated and modified leases that had been previously recorded upon Hawaiian’s emergence from bankruptcy in June 2005, within operating expense instead of non-operating expense.

Note 10.  Capital Stock, Stock Compensation and Stock Option Plans, page 88

-Stock Bonus Plan, page 92

6.           We note from your response to our prior comment 11 that in accordance with SFAS 123R, compensation expense for the May 1, 2007 distribution is being recognized over the service period (January 1, 2006 through April 30, 2007) based on the fair value of the Company’s stock at the grant date.  Please tell us and disclose in future filings, how you determined or calculated the fair value of the stock at the grant date.

The fair value of the stock award distributed on May 1, 2007 was measured based on the closing price of the Company’s stock on the grant date of June 2, 2005. We will add this disclosure in future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2007.

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Closing Comments

In response to the Staff’s request, Hawaiian Holdings, Inc. hereby acknowledges that:

1.             The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

3.             The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter, please contact me at 808-835-3030.

Very truly yours,

/s/ Peter R. Ingram

Peter R. Ingram
Chief Financial Officer
Hawaiian Holdings, Inc.

cc:	Gregory S. Anderson, Audit Committee Chairman
Richard Goldberg, Dechert LLP
Dave Dickson, Ernst & Young LLP